Exhibit 1.4

CNL Lifestyle Properties, Inc.

450 S. Orange Avenue

Orlando, FL 32801

June 18, 2008

CNL Securities Corp.

450 S. Orange Avenue

Orlando, Florida 32801

Re:	Ameriprise Selected Dealer Agreement

Ladies and Gentlemen:

Reference is made to that certain selected dealer agreement (the “Selected Dealer Agreement”), dated April 30, 2008, by and among CNL Lifestyle Properties, Inc., a Maryland corporation (the “Company”), CNL Securities Corp., a Florida corporation (the “Managing Dealer”), CNL Income Company, LLC, a Florida limited liability company (the “Advisor”), CNL Financial Group, Inc., a Florida corporation (the “Sponsor”), and Ameriprise Financial Services, Inc., a Delaware corporation (“Ameriprise”).

It is hereby acknowledged that the Company and the Managing Dealer have previously entered into that certain managing dealer agreement dated March 27, 2008 (the “Managing Dealer Agreement”), in connection with the offering by the Company of 200,000,000 of its common stock (the “Common Stock”), having an aggregate offering price of up to $1,997,500,000 (the “Offering”), and that they have entered into the Selected Dealer Agreement in order to retain Amerprise to serve as a broker for the Managing Dealer in connection with the sale of the Company’s Common Stock in the Offering.

In connection with the Selected Dealer Agreement, the Company and the Managing Dealer hereby agree that, as between them, Article 8 of the Managing Dealer Agreement shall govern all indemnity and contribution matters and shall supercede and replace the provisions of section 8 of the Selected Dealer Agreement.

All notices under this letter agreement (the “Agreement”) shall be given to the parties at the addresses and in the manner provided in the Managing Dealer Agreement. This Agreement may be executed in several counterparts, each of which counterparts shall be deemed an original instrument and all of which together shall constitute a single Agreement. This Agreement may not be modified, amended, waived, extended, changed, discharged or terminated orally or by any act or failure to act on the part of a party, but only by an agreement in writing signed by the party against whom enforcement of any modification, amendment, waiver, extension, change, discharge or termination is sought. The terms and conditions of this Agreement shall be binding upon the parties and their respective successors and assigns and shall inure to the benefit of the parties and their respective successors and assigns. This Agreement shall survive the expiration or termination of the Managing Dealer Agreement.

This Agreement shall be governed and construed in accordance with the internal laws of the State of Florida, without regard to conflicts of law principles.

Sincerely,

CNL LIFESTYLE PROPERTIES, INC.,
a Maryland corporation

By:	/s/ Amy Sinelli
Name:	Amy Sinelli
Title:	Senior Vice President and General Counsel

Acknowledged and agreed to as of the date first above written:

CNL SECURITIES CORP., a Florida corporation

By:	/s/ Robert A. Bourne
Name:	Robert A. Bourne
Title:	Chief Executive Officer